Exhibit 1.3

BY-LAW NO. 1A

OF

NAYARIT GOLD INC.

BE IT ENACTED as a by-law of the Corporation as follows:

Section 2.07 of the Corporation's General By-Law is hereby repealed and replaced by the following:

2.07.     Quorum for Meetings of Shareholders

At any meeting of shareholders, two (2) persons present in person, each being a shareholder entitled to vote thereat or duly appointed proxy for an absent shareholder so entitled, shall constitute a quorum.

MADE by the board of directors of the Corporation on the 19th day of March, 2007.

Secretary

CONFIRMED by the shareholders of the Corporation on the 18th day of April, 2007.

Secretary